Exhibit 99.2

NICE Kicks-off 2018 EMEA CX Excellence Awards Program

NICE set to honor EMEA customers for demonstrating customer excellence in six distinct categories

Hoboken, N.J., March 6, 2018 – NICE (Nasdaq: NICE) today announced the launch of the 2018 EMEA CX Excellence Awards Program, honoring customers in the region for driving creative, innovative customer interactions using its solutions. This year’s program includes the addition of accolades in two new categories, the first of which acknowledges excellence in cloud roll outs while the second highlights new customers that have demonstrated distinction in implementing best practices.

Customers are invited to share their nominations in the following categories that comprise the awards:

•	Business Impact Excellence: Acknowledges customers who have implemented programs that deliver measurable impact in operational efficiency and/or revenue generation.

•
Customer Experience Excellence:  Recognizes customers who have demonstrated steps to improve their customer experience resulting in improvements in first call resolution, service level or Net Promoter Score (NPS).

•
Employee Engagement Excellence: Showcases clients who have utilized technology to successfully engage and motivate their workforce via notable changes in agent absenteeism, attrition and agent utilization.

•	Analytics Excellence: Rewards customers who have successfully leveraged analytics and achieved high user adoption rates as well as tangible business results.

•
Cloud Excellence: Recognizes customers who have implemented cloud-based technology to achieve their business goals, demonstrating business impact, cost reductions and best practices, including efficiency of roll-out and solution adoption.

•
Rookie of the Year: Highlights customers who have excelled in communication and partnership as well as implemented best practices including efficiency of roll-out, product/solution adoption as well as training of agents and supervisory staff.

John O’Hara, President of NICE EMEA, said “These awards are a symbol of our partnership and dedication to our clients and acknowledge the trust they’ve shown in NICE solutions. We’re pleased to add two new award categories through which to honor our customers and showcase their excellence in using our offerings to deliver bottom line results.”

The 2018 EMEA CX Excellence Awards Program is free to enter and open to all NICE and NICE inContact customers across the EMEA region. Entries must be submitted no later than May 5. Winners will be publicly announced at NICE EMEA Interactions 2018, which will take place on June 6, at Stamford Bridge, home of Chelsea Football Club in London.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.